Exhibit 12.1

Altria Group, Inc. and Subsidiaries

Computation of Ratios of Earnings to Fixed Charges

(in millions of dollars)

	Nine Months Ended 9/30/14	For the Years Ended December 31,
		2013	2012	2011	2010	2009
Earnings before income taxes	$5,865	$6,942	$6,477	$5,582	$5,723	$4,877
Add (deduct):
Equity in net earnings of less than 50% owned affiliates	(757)	(993)	(1,229)	(741)	(631)	(601)
Dividends from less than 50% owned affiliates	346	443	404	374	303	254
Fixed charges	655	1,104	1,165	1,254	1,152	1,249
Interest capitalized, net of amortization	8	(7)	(4)	(2)	26	5

Earnings available for fixed charges	$6,117	$7,489	$6,813	$6,467	$6,573	$5,784

Fixed charges:
Interest incurred (1)	$643	$1,087	$1,148	$1,233	$1,133	$1,230
Portion of rent expense deemed to represent interest factor	12	17	17	21	19	19

Fixed charges	$655	$1,104	$1,165	$1,254	$1,152	$1,249

Ratio of earnings to fixed charges	9.3	6.8	5.8	5.2	5.7	4.6

(1)	Altria Group, Inc. includes interest relating to uncertain tax positions in its provision for income taxes, therefore such amounts are not included in fixed charges in the computation.